Exhibit 35

CORVEX AND RELATED ANNOUNCE RESULTS OF COMMONWEALTH REIT’S SPECIAL MEETING OF SHAREHOLDERS

Entire Slate of Trustees Nominated by Related and Corvex Elected to Board

NEW YORK, May 23, 2014 – Corvex Management LP (“Corvex”) and Related Fund Management, LLC (“Related”), whose separately managed investment funds collectively own approximately 8.8% of the outstanding shares of CommonWealth REIT (NYSE:CWH), today announced that their entire slate of nominees, James Corl, Edward Glickman, David Helfand, Peter Linneman, Jim Lozier, Kenneth Shea and Samuel Zell, were today elected to serve on the board of CommonWealth REIT at a special meeting of shareholders. The slate was elected by approximately 85% of the shares outstanding as of the record date and is the culmination of Corvex and Related’s efforts to allow shareholders to exercise their rights, regain control of CommonWealth REIT and realize value for all shareholders.

Keith Meister of Corvex and Jeff T. Blau of Related, said:

“Today is a historic milestone for CommonWealth and the REIT industry, and a tremendous victory for shareholder rights. The election of a slate of truly independent and accountable trustees who are committed to the future success of CommonWealth for the long-term benefit of all shareholders finally puts an end to a long-fought battle for shareholder democracy and perennial underperformance at CommonWealth.

“From the very beginning, our sole focus was allowing all shareholders to exercise their rights, offering the ability to effect change and restore shareholder value. We are extremely gratified by the strong and broad support we consistently received from retail and institutional shareholders. We remain confident that the highly qualified and experienced board elected today will work expeditiously and successfully to usher in a new era of accountability that fosters the incentives critical in building a successful company focused on the long-term creation of shareholder value.”

Corvex and Related first announced the acquisition of their interests in CommonWealth REIT in February of 2013, releasing a detailed plan to effect change and realize value for all shareholders. Among other things, Corvex and Related called for a fair and unfettered election of a new Board consisting solely of truly independent trustees; corporate governance reform; and the internalization of management and alignment of compensation with shareholder returns. Despite repeated obstruction and litigation efforts by the previous board to eliminate shareholder rights, a consent solicitation was launched in February of 2014 and the entire board of directors was removed by a vote of over 81% of outstanding shares of CWH in March.

###

About Corvex Management LP

Corvex Management LP is an investment firm headquartered in New York, New York that engages in value-based investing across the capital structure in situations with identifiable catalysts. Corvex was founded in March 2011 and follows an opportunistic approach to investing with a specific focus on equity investments, special situations and distressed securities largely in North America.

About Related Fund Management LLC

Related Fund Management, LLC is an affiliate of Related Companies, one of the most prominent privately-owned real estate firms in the United States. Formed 40 years ago, Related is a fully integrated, highly diversified industry leader with experience in virtually every aspect of development, acquisitions, management, finance, marketing and sales. Related’s existing portfolio of real estate assets, valued at over $15 billion, is made up of best-in-class mixed-use, residential, retail, office and affordable properties. For more information about Related Companies please visit www.related.com.

For further information, contact:

Rupal Doshi

Corvex

(212) 474-6750

rdoshi@corvexcap.com

Joanna Rose

Related

(212) 801-3902

jrose@related.com